EXHIBIT 12.1

Apria Healthcare Group Inc.
Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(amounts in thousands except ratio)	1999	2000	2001	2002	2003

Earnings:
Income (loss) before taxes	$73,181	$98,141	$115,100	$167,952	$186,573
Plus: fixed charges	55,202	53,209	41,924	18,968	21,920

Total earnings	128,383	151,350	157,024	186,920	208,493

Fixed Charges:
Interest expense	42,526	40,056	28,127	10,793	15,031
Interest imputed on operating lease payments	12,676	13,153	13,797	8,175	6,889

Total fixed charges	55,202	53,209	41,924	18,968	21,920

Ratio of Earnings to Fixed Charges	2.3	2.8	3.7	9.9	9.5

Amount inadequate to cover fixed charges

Rental expense	60,690	60,338	64,188	65,021	70,782
Imputed interest rate	20.6%	21.5%	21.2%	12.4%	9.6%